EXHIBIT 4.7

DOMESTIC REVOLVING NOTE

May 7, 2014

FOR VALUE RECEIVED, the undersigned (the “Parent”), hereby promises to pay to BANK OF AMERICA, N.A. or its registered assigns (the “Lender”), in accordance with the provisions of the Credit Agreement (as hereinafter defined), the principal amount of each Domestic Revolving Loan from time to time made by the Lender to the Parent under that certain Credit Agreement (as amended, modified, supplemented, increased, extended or otherwise modified from time to time, the “Credit Agreement”), dated as of May 7, 2014, by and  among the Parent, the Subsidiaries of the Parent from time to time party thereto, the Lenders from time to time party thereto and Bank of America, N.A., as a Lender and as administrative agent for all Lenders (in such capacity, the “Administrative Agent”). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Credit Agreement.

The Parent promises to pay interest on the unpaid principal amount of each Domestic Revolving Loan from the date of the making of such Loan until such principal amount is paid in full, at such interest rates and at such times as provided in the Credit Agreement.  Except as otherwise provided in Section 2.04(f) of the Credit Agreement with respect to Swing Line Loans, all payments of principal and interest shall be made to the Administrative Agent for the account of the Lender in Dollars in immediately available funds at the Administrative Agent’s Office.  If any amount is not paid in full when due hereunder, such unpaid amount shall bear interest, to be paid upon demand, from the due date thereof until the date of actual payment (and before as well as after judgment) computed at the per annum rate set forth in the Credit Agreement.

This Domestic Revolving Note is one of the Domestic Revolving Notes referred to in the Credit Agreement, is entitled to the benefits thereof and may be prepaid in whole or in part subject to the terms and conditions provided therein.  This Domestic Revolving Note is also entitled to the benefits of the Guaranty and is secured by the Collateral.  Upon the occurrence and continuation of one or more of the Events of Default specified in the Credit Agreement, all amounts then remaining unpaid on this Domestic Revolving Note shall become, or may be declared to be, immediately due and payable all as provided in the Credit Agreement.  The Domestic Revolving Loans made by the Lender shall be evidenced by one or more loan accounts or records maintained by the Lender in the ordinary course of business. The Lender may also attach schedules to this Domestic Revolving Note and endorse thereon the date, amount, currency and maturity of its Domestic Revolving Loans and payments with respect thereto.  Notwithstanding anything contained herein to the contrary, in the event of any inconsistency between any provisions of this Domestic Revolving Note and any provision of the Credit Agreement, the terms of the Credit Agreement shall control.

The Parent, for itself, its successors and assigns, hereby waives diligence, presentment, protest and demand and notice of protest, demand, dishonor and non-payment of this Domestic Revolving Note.

THIS DOMESTIC REVOLVING NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

IN WITNESS WHEREOF, the Parent has caused this Domestic Revolving Note to be duly executed by its duly authorized officer as of the day and year first above written.

BALCHEM CORPORATION,
a Maryland corporation

By:	/s/ Dino A. Rossi
Name: Dino A. Rossi
Title: President and Chief Executive Officer